Change of Independent Auditors

On May 30, 2002, Arthur Andersen LLP (Andersen) was replaced as independent accountants for the Funds.
Andersens report for the Funds financial statements for the periods ended December 31, 2001, did not contain an adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. In addition, there have not been any disagreements with Andersen during the Funds most recent fiscal year on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Andersen, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. The Funds
Board of Directors appointed Deloitte & Touche LLP as independent auditors for the fiscal year ending
December 31, 2002.